UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2026
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT
Resolutions of the Board of Directors

The Board of Directors of Harrison Global Holdings Inc., a Cayman Islands corporation (the "Company"), unanimously approved and adopted the following resolutions on September 22, 2026:

1. Approval of Reverse Stock Split of Class A Ordinary Shares

RESOLVED, that the Company's Class A Ordinary Shares are hereby approved for a reverse share split at a ratio of 1-for-1,000, whereby every one thousand existing Class A Ordinary Shares shall be combined into one Class A Ordinary Share.

FURTHER RESOLVED, that following such reverse share split, the 2,499,950,000,000 authorized Class A Ordinary Shares of a nominal or par value of US$0.00000002 each shall become 2,499,950,000 authorized Class A Ordinary Shares of a nominal or par value of US$0.00000002 each, and the existing 49,583,207 issued Class A Ordinary Shares shall become 49,583 issued Class A Ordinary Shares.

FURTHER RESOLVED, that there shall be no change to the Company's Class B Ordinary Shares, and the Company shall continue to have 50,000,000 authorized and issued Class B Ordinary Shares of a nominal or par value of US$0.00000002 each.

2. Approval of Divestiture of Subsidiary A

RESOLVED, that the Company is hereby authorized and approved to sell its Hong Kong subsidiary, Asia-Pacific Stablecoin Digital Asset Trading Group Limited, to Mr. Ryoshin Nakade for a purchase price of HK$1,000, on such terms and conditions as the authorized officers of the Company deem necessary or advisable.

3. Approval of Divestiture of Subsidiary B

RESOLVED, that the Company is hereby authorized and approved to sell its Japan subsidiary, K.K. BloomZ (Kabushiki Kaisha BloomZ), to Asia-Pacific Stablecoin Digital Asset Trading Group Limited for a purchase price of JPY 100,000, on such terms and conditions as the authorized officers of the Company deem necessary or advisable.

4. Approval of Divestiture of Subsidiary C

RESOLVED, that the Company is hereby authorized and approved to sell its Hong Kong subsidiary, BloomZ Limited, to Asia-Pacific Stablecoin Digital Asset Trading Group Limited for a purchase price of HK$1,000, on such terms and conditions as the authorized officers of the Company deem necessary or advisable.

5. Approval of Divestiture of Subsidiary D

RESOLVED, that the Company is hereby authorized and approved to sell its U.S. subsidiary, ECRUX INC., to Asia-Pacific Stablecoin Digital Asset Trading Group Limited for a purchase price of US$1,000, on such terms and conditions as the authorized officers of the Company deem necessary or advisable.

6. Changes to Board of Directors and Management Team

FURTHER RESOLVED, that Mr. Minoru Muranaga shall cease to serve as Chief Financial Officer of the Company, effective as of September 22, 2026.

FURTHER RESOLVED, that Mr. Ryoshin Nakade is hereby appointed as the Co-Chairman of the Board of Directors, Co-Chief Executive Officer, and interim Chief Financial Officer of the Company, effective as of September 22, 2026.

7. Authorization of Officers

RESOLVED, that any director or officer of the Company is hereby authorized and directed to execute and deliver all agreements, instruments, certificates, notices, filings, and other documents, and to take all such further actions, as such person may deem necessary, advisable, or appropriate to carry out the intent and purposes of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned directors have executed these resolutions as of September 22, 2026.
Authorized SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: September 29, 2026